Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Three Months Ended 30 June 2014
Key Information	Three Months Ended 30 June
	2015 US$M		2014 US$M		Movement
Net Sales From Ordinary Activities		416.8		372.2	Up	12%
Profit From Ordinary Activities After Tax Attributable to Shareholders		28.9		142.2	Down	80%
Net Profit Attributable to Shareholders		28.9		142.2	Down	80%
Net Tangible (Liabilities) Assets per Ordinary Share	US$	(0.90)	US$	(0.03)	Down	—

Dividend Information

•	The FY2014 second half ordinary dividend (“FY2014 second half dividend”) of US32.0 cents per security and a special dividend (“FY2014 special dividend”) of US20.0 cents per security were paid to share/CUFS holders on 08 August 2014.

•	A special dividend of US28.0 cents per security (“125 year anniversary special dividend”) was paid to share/CUFS holders on 30 May 2014.

•	The company was required to deduct Irish DWT (currently 20% of the gross dividend amount) from these dividends and for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•	No dividend reinvestment plan is in operation for the FY2014 second half dividend and the FY2014 special dividend.

Movements in Controlled Entities during the three months ended 30 June 2014

There were no movements in controlled entities during three months ended 30 June 2014.

Audit

The results and financial information included within this three month report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 1st Quarter Ended 30 June 2014

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2014 Annual Report which can be found on the company website at www.jameshardie.com.